UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A/A

Amendment No. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

TEEKAY TANKERS LTD.

(Exact name of registrant as specified in its charter)

Bermuda	98-0558026
(Jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

2nd Floor, Swan Building,

26 Victoria Street,

Hamilton HM 12, Bermuda

(Address of principal executive offices, including zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Class A Common Shares, par value $0.01	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:

Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

None

EXPLANATORY NOTE

On October 1, 2024, Teekay Tankers Ltd. (Teekay Tankers (Marshall Islands)) was domesticated from the Republic of the Marshall Islands and continued as a Bermuda exempted company (the Company, Teekay Tankers or Teekay Tankers (Bermuda)), subject to the Companies Act 1981 of Bermuda (the Bermuda Companies Act) and other laws of Bermuda (such transaction, the Redomiciliation).

Upon effectiveness of the Redomiciliation, all of the shares of Teekay Tankers (Marshall Islands) Class A common stock, par value $0.01 per share (Class A Common Stock), Class B common stock, par value $0.01 per share (Class B Common Stock), and preferred stock, par value $0.01 per share, automatically converted by operation of law into Class A common shares, par value $0.01 per share (Class A Common Shares), Class B common shares, par value $0.01 per share (Class B Common Shares, and together with the Class A Common Shares, the Common Shares), and preferred shares, par value $0.01 per share (the Preferred Shares), respectively, of Teekay Tankers (Bermuda) on a one-for-one basis. The Class A Common Shares of Teekay Tankers (Bermuda) are listed on the New York Stock Exchange (NYSE) under the same ticker symbol, “TNK,” under which the shares of Teekay Tankers (Marshall Islands) Class A Common Stock were previously traded.

Teekay Tankers Ltd. hereby amends the description of its Class A Common Shares, par value $0.01 found in Item 1 of the Form 8-A originally filed December 3, 2007, to read in its entirety as set forth below.

Item 1.	Description of Registrant’s Securities to be Registered.

General

Teekay Tankers Ltd. (the Company or Teekay Tankers) may issue common shares or preferred shares in one or more distinct series, from time to time. This description summarizes the material terms of Teekay Tankers’ common shares and material terms that would be common to all series of Teekay Tankers’ preferred shares.

Authorized Capitalization

Under Teekay Tankers’ Bye-laws (the Bye-laws), its authorized share capital consists of 685,000,000 shares, of which:

•	485,000,000 shares are designated as Class A Common Shares, par value $0.01 per share;

•	100,000,000 shares are designated as Class B Common Shares, par value $0.01 per share; and

•	100,000,000 shares are designated as Preferred Shares, par value $0.01 per share.

Exchange Listing

Teekay Tankers’ Class A Common Shares are listed on the New York Stock Exchange, where they trade under the symbol “TNK”.

Transfer Agent and Registrar

The registrar and transfer agent for Teekay Tankers Class A and Class B Common Shares is Computershare Inc.

Common Shares

Voting Rights

Under the Bye-laws, holders of Teekay Tankers’ Class A and Class B Common Shares have identical rights, except that holders of Teekay Tankers’ Class A Common Shares are entitled to one vote per share, and holders of Teekay Tankers’ Class B Common Shares are entitled to five votes per share. However, the voting power of the Class B Common Shares is limited such that the aggregate voting power of all outstanding Class B Common Shares can at no time exceed 49% of the voting power of Teekay Tankers’ outstanding Class A Common Shares and Class B Common Shares, voting together as a single class. Except as otherwise provided by the Bermuda Companies Act, holders of Class A Common Shares and Class B Common Shares will vote together as a single class on all matters submitted to a vote of shareholders, including the election of directors. Bermuda law generally provides that the holders of a class of shares are entitled to a separate class vote on any proposed amendment to a company’s bye-laws that would change the aggregate number of authorized shares or the par value of that class of shares or alter or change the powers, preferences or special rights of that class so as to affect it adversely.

Dividends

Under the Bye-laws, and subject to preferences that may apply to any preferred shares outstanding at the time, the holders of Class A Common Shares and Class B Common Shares are entitled to share equally in any dividends that the Board may declare from time to time out of funds legally available for dividends. Satisfaction of any dividend preferences of outstanding preferred shares would reduce the amount of funds available for the payment of dividends on common shares. In the event a dividend is paid in the form of common shares or rights to acquire common shares, the holders of Class A Common Shares will receive Class A Common Shares, or rights to acquire Class A Common Shares, as the case may be, and the holders of Class B Common Shares will receive Class B Common Shares, or rights to acquire Class B Common Shares, as the case may be.

Bermuda law prohibits the declaration or payment of any dividends if there are reasonable grounds for believing that (a) a company is, or after the payment of such dividends would be, unable to pay its liabilities as they become due or (b) the realizable value of the company’s assets would thereby be less than its liabilities. There are no restrictions on the ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of common or preferred shares.

Liquidation Rights

Under the Bermuda Companies Act, upon Teekay Tankers’ liquidation, dissolution or winding-up, whether voluntary or involuntary, the holders of Class A Common Shares and Class B Common Shares will be entitled to receive the same amount per common share of all Teekay Tankers’ assets remaining after the payment of any liabilities and the satisfaction of any liquidation preferences on any outstanding preferred shares.

Conversion

Under the Bye-laws, Teekay Tankers’ Class A Common Shares are not convertible into any other Teekay Tankers’ shares.

Each Class B Common Share of Teekay Tankers is convertible at any time at the option of the holder thereof into one Class A Common Share. In addition:

•

upon any transfer of Teekay Tankers’ Class B Common Shares to a holder other than Teekay Corporation Ltd. (or any of its affiliates (not including Teekay Tankers and its subsidiaries) or any successor to Teekay Corporation Ltd.’s business or to all or substantially all of its assets), each of such transferred Class B Common Share shall automatically convert into one Class A Common Share upon such transfer; and

•

each of Teekay Tankers’ Class B Common Shares will automatically convert into one Class A Common Share on the date, if any, that the aggregate number of outstanding Class A Common Shares and Class B Common Shares beneficially owned by Teekay Corporation Ltd. and its affiliates (not including Teekay Tankers and its subsidiaries) or any successor to Teekay Corporation Ltd.’s business or all or substantially all of its assets represents less than 15% of the aggregate number of Teekay Tankers’ then outstanding common shares.

Once converted into Class A Common Shares, Class B Common Shares will not be reissued or resold, the rights of the holders of the applicable Class B Common Shares will cease and such holders will be treated for all purposes as record owners of the Class A Common Shares issuable upon such conversion.

Holders of Class B Common Shares that are converted as described above will be entitled to any dividends declared on such Class B Common Shares as of a record date preceding the time of conversion and unpaid at the time of conversion. If the record date for any dividend payable in Class B Common Shares that may have been declared on Class B Common Shares precedes a conversion described above, but the payment date is subsequent to the conversion, such dividend will be deemed to be declared and will be payable in Class A Common Shares.

Teekay Tankers’ Class A and Class B Common Shares may not be reclassified, subdivided or combined unless such reclassification, subdivision or combination occurs simultaneously and in the same proportion for each such class of common shares.

Other Rights

Teekay Tankers’ common shares have no sinking fund, redemption provisions or preemptive rights to subscribe for any of Teekay Tankers’ securities. The rights, preferences and privileges of holders of Teekay Tankers’ common shares will be subject to the rights of the holders of any preferred shares that Teekay Tankers may issue in the future.

Transferability

There are no restrictions on the transfer of Teekay Tankers common shares, except as may be required by law. The consent of the Bermuda Monetary Authority will be sought for the issue and free transferability of all of Teekay Tankers’ shares to and between persons resident and non-resident of Bermuda for exchange control purposes, provided that such shares remain listed on an appointed stock exchange, which includes the NYSE. If uncertificated shares are surrendered to Teekay Tankers and Teekay Tankers receives proper transfer instructions from the registered owner, Teekay Tankers will cancel such shares, issue to the shareholder entitled thereto new equivalent uncertificated shares or certificated shares, as applicable, and the transaction will be recorded upon Teekay Tankers’ books.

Preferred Shares

Teekay Tankers’ Bye-laws authorize the Teekay Tankers’ Board of Directors (the Board) to establish one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

•	the voting rights, if any, of the holders of the series.

The voting, dividend, liquidation, redemption, conversion or other rights of any preferred shares Teekay Tankers may issue could adversely affect the voting power and other rights of the holders of Teekay Tankers’ common shares and may have the effect of decreasing the market price of Teekay Tankers’ Class A Common Shares.

Anti-Takeover Effect of Certain Provisions of Teekay Tankers’ Bye-laws

Several provisions of Teekay Tankers’ Bye-laws, which are summarized below, may have anti-takeover effects. Among such provisions is the requirement that after the date that Teekay Corporation Ltd. and its affiliates (other than Teekay Tankers and its subsidiaries) cease to beneficially own shares representing a majority of the total voting power of the outstanding share capital, Teekay Tankers’ shareholders will only be entitled to change the number of directors comprising the entire Board by the affirmative vote of not less than 80% of the total voting power of the outstanding share capital. These provisions that may have anti-takeover effects are intended to avoid costly takeover battles, lessen Teekay Tankers’ vulnerability to a hostile change of control and enhance the ability of the Board to maximize shareholder value in connection with any unsolicited offer to acquire Teekay Tankers. However, these anti-takeover provisions could also discourage, delay or prevent (a) the merger or acquisition of Teekay Tankers by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (b) the removal of incumbent officers and directors.

Dual-Class Structure

As discussed above, Teekay Tankers’ Class B Common Shares have five votes per share, subject to a 49% aggregate Class B Common Shares voting power maximum, while Teekay Tankers’ Class A Common Shares have one vote per share. Teekay Corporation Ltd. beneficially owns and controls all of Teekay Tankers’ outstanding Class B Common Shares, in addition to the Class A Common Shares it beneficially owns and controls. Because of Teekay Tankers’ dual-class structure, Teekay Corporation Ltd. will be able to continue to control substantially all matters submitted to Teekay Tankers’ shareholders for approval even though it and its affiliates may own significantly less than 50% of the total number of Teekay Tankers’ outstanding Class A and B Common Shares. This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that other shareholders may view as beneficial.

Blank Check Preferred Shares

As noted above, under the terms of Teekay Tankers’ Bye-laws, the Board has authority, without any further vote or action by Teekay Tankers’ shareholders, to issue up to 100 million “blank check” preferred shares. The Board could authorize the issuance of preferred shares with voting or conversion rights that could dilute the voting power or rights of the holders of common shares. The issuance of preferred shares, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of Teekay Tankers or the removal of Teekay Tankers management and might harm the market price of Teekay Tankers’ Class A Common Shares.

Election and Removal of Directors

Teekay Tankers’ Bye-laws and procedures for electing and removing directors and filling vacancies generally make it more difficult for certain shareholders to remove incumbent directors and to replace a majority of the Board, which may discourage a third party from making a tender offer or otherwise attempting to gain control of Teekay Tankers.

Teekay Tankers’ shareholders may not call special general meetings to elect directors except in lieu of an annual meeting as discussed below under Ability to Call Shareholder Meetings. The Bye-laws provide that directors of Teekay Tankers shall be elected at the annual general meeting of the shareholders and each director shall serve until the next succeeding annual general meeting and until their successor shall have been duly elected, subject to their earlier resignation, removal or death.

Teekay Tankers’ Bye-laws provide that any director or the entire Board may be removed at any time, with or without cause, by the affirmative vote of the holders of a majority of the total voting power of Teekay Tankers’ outstanding share capital or by directors constituting at least two-thirds of the Board. However, from and after the date that Teekay Corporation Ltd. and its affiliates (other than Teekay Tankers and its subsidiaries) cease to beneficially own shares representing a majority of the total voting power of Teekay Tankers’ outstanding share capital, directors may only be removed for cause and only by the affirmative vote of the holders of not less than 80% of the total voting power of Teekay Tankers’ outstanding share capital. The Bye-laws provide that any meeting convened for the purpose of removing a director shall contain a statement of the intention so to do and be served on such director not less than 14 days before the meeting and at such meeting the director shall be entitled to be heard on the motion for such director’s removal.

Limited Actions by Shareholders

Teekay Tankers’ Bye-laws provide that any action required or permitted to be taken by Teekay Tankers’ shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of Teekay Tankers’ shareholders, provided, however, that the holders of voting power sufficient to take such specified action at a meeting at which all voting share were present and voted may so act by less than unanimous written consent, so long as Teekay Corporation Ltd. and its affiliates (other than Teekay Tankers and its subsidiaries) beneficially own shares representing a majority of the total voting power of Teekay Tankers’ outstanding share capital.

Ability to Call Shareholder Meetings

Under Teekay Tankers’ Bye-laws, annual general meetings will be held at a time and place selected by the Board. The meetings may be held in or outside of Bermuda. Under Bermuda law, a company is required to convene an annual general meeting each calendar year, subject to potential waiver by the shareholders. If Teekay Tankers fails to hold an annual meeting within 90 days of the designated date or if no date has been designated for a period of 13 months after Teekay Tankers’ last annual meeting, a special meeting in lieu of an annual meeting may be called by shareholders holding not less than 10% of the voting power of all outstanding shares entitled to vote at such meeting.

Our Board may call a special general meeting for any purpose and at any time. In addition, Bermuda law provides that shareholders holding at not less than 10% of the paid-up capital of Teekay Tankers carrying the right of voting at general meetings may requisition the Board to convene a special general meeting, subject to compliance with advance notice requirements set forth in the Bye-laws. Save in these circumstances, a shareholder will be prevented from calling a special general meeting for shareholder consideration of a proposal unless scheduled by the Board and shareholder consideration of a proposal may be delayed until the next general meeting.

Notice of Shareholder Proposals

Under Bermuda law, shareholders of Teekay Tankers may, at their own expense (unless the Company otherwise resolves) require the Company to give notice of any resolution that shareholders can properly propose at the next annual general meeting and/or to circulate a statement in respect of a matter referred to in a proposed resolution or any business to be conducted at that general meeting. The number of shareholders of Teekay Tankers necessary for such a request is either (a) the number of shareholders representing not less than one-twentieth of the total voting rights of all the shareholders having at the date of the request a right to vote at the meeting to which the request relates, or (b) not less than 100 shareholders. The proposing shareholders must comply with the advance notice requirements set forth in the Bye-laws.

Other Matters

Sales of Assets, Mergers and Dissolution

Under the Bermuda Companies Act, a merger or consolidation involving us (other than with subsidiaries at least 90% of whose shares Teekay Tankers owns) is required to be approved by a majority vote of three-fourths of those voting at such meeting and the quorum necessary for such meeting shall be two persons at least holding or representing by proxy more than one-third of the issued shares of Teekay Tankers or the class, as the case may be, and that any holder of shares present in person or by proxy may demand a poll.

A class of shares may be entitled to vote separately as a class on various corporate activities. The vote for such class will be determined by the Bermuda Companies Act and, if applicable, the Bye-laws.

Dissenters’ Rights of Appraisal and Payment

Under the Bermuda Companies Act, if a shareholder who did not vote in favor of an amalgamation or merger is not satisfied that fair value has been offered for such shareholder’s shares, the shareholder may within one month of notice of the shareholders meeting to approve the amalgamation or merger apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Board of Directors

Teekay Tankers’ Bye-laws prohibits cumulative voting in the election of directors. This may discourage, delay or prevent the removal of incumbent officers and directors. Teekay Tankers’ directors are elected by a plurality of the votes cast by shareholders entitled to vote. Teekay Tankers’ Bye-laws provides that the Board must consist of at least three members and not more than twelve. The Board may change the number of directors within a range of three to twelve directors pursuant to resolution approved by a majority of the total number of directors that Teekay Tankers would have if there were no vacancies or unfilled newly created directorships. Shareholders may change the number of directors within a range of three to twelve only by the affirmative vote of holders of a majority of the voting power of all outstanding shares of Teekay Tankers’ share capital. However, from and after the date that Teekay Corporation Ltd. and its affiliates (other than Teekay Tankers and its subsidiaries) cease to beneficially own shares representing a majority of the total voting power of Teekay Tankers’ outstanding share capital, shareholders may change the number of directors only by the affirmative vote of not less than 80% of the total voting power of Teekay Tankers’ outstanding share capital.

Amendment of Memorandum of Continuance or Bye-laws

Under the Bermuda Companies Act, amendments to Teekay Tankers’ Memorandum of Continuance (the Memorandum of Continuance) generally may be authorized by a vote of the holders of a majority of all of Teekay Tankers’ outstanding shares entitled to vote. Under Bermuda law, the holders of an aggregate of not less than 20% in par value of Teekay Tankers’ outstanding share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the Memorandum of Continuance adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Bermuda Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the Memorandum of Continuance must be made within 21 days after the date on which the resolution altering Teekay Tankers’ Memorandum of Continuance is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

The Bye-laws may be amended or repealed, or new bye-laws may be adopted, at any meeting of the Board by the affirmative vote of a majority of the entire Board or by unanimous written consent of the entire Board in lieu of a meeting and by the affirmative vote of the holders of a majority of the voting power of all Teekay Tankers’ outstanding share capital entitled to vote. However, from and after the date, if any, that Teekay Corporation Ltd. and its affiliates (other than Teekay Tankers and its subsidiaries) cease to beneficially own shares representing a majority of the total voting power of Teekay Tankers’ outstanding share capital, at least 80% of the voting power of all Teekay Tankers’ outstanding share capital shall be required for Teekay Tankers shareholders to amend or repeal certain sections of the Bye-laws by vote. Teekay Tankers’ shareholders may also amend or repeal any Bye-law by written consent in lieu of a meeting as described above.

Limitations on Ownership

Neither the Memorandum of Continuance nor the Bye-laws limit the right to own Teekay Tankers securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on Teekay Tankers’ securities.

Corporate Opportunities

The Bye-laws renounce in favor of Teekay Corporation Ltd. business opportunities that may be attractive to both Teekay Corporation Ltd. and us. This provision effectively limits the fiduciary duties Teekay Tankers otherwise may be owed regarding these business opportunities by Teekay Tankers’ directors and officers who also serve as directors or officers of Teekay Corporation Ltd. or Teekay Tankers’ other affiliates. If Teekay Corporation Ltd. or its affiliates (other than Teekay Tankers and its subsidiaries) no longer beneficially own shares representing at least 20% of the total voting power of Teekay Tankers’ outstanding share capital, and no person who is an officer or director of us is also an officer or director of Teekay Corporation Ltd. or its other affiliates (other than Teekay Tankers and its subsidiaries), then this business opportunity provision of the Bye-laws will terminate.

Item 2.	Exhibits.

Exhibit No.	Description

3.1	Memorandum of Continuance of Teekay Tankers Ltd.

3.2	Bye-laws of Teekay Tankers Ltd.

4.1	Specimen of Teekay Tankers Ltd. Class A Common Share Certificate.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

TEEKAY TANKERS LTD.

Date: October 1, 2024	By:	/s/ Frans Lotz
Name: Frans Lotz
Title: Secretary